                                                     Filed Pursuant
                                                     to Rule 424(b)(1);
                                                     Registration No. 333-01203


                                5,000,000 Shares
                                 LOGO
                                  Common Stock
                                 ($1 par value)
                               ------------------


Of the 5,000,000 shares being offered, 1,000,000 shares are initially being offered outside the United States and Canada (the "International Shares") by
 the Managers (the "International Offering") and 4,000,000 shares are initially being concurrently offered in the United States and Canada (the "U.S. Shares") by the U.S. Underwriters (the "U.S. Offering" and,
    together with the International Offering, the "Offerings"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering are identical. On March
      20, 1996, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $51 7/8 per share.

                               ------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
              EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                 TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                     Price to         Discounts and        Proceeds to
                                                      Public           Commissions          Company(1)
                                                 ----------------    ----------------    ----------------
Per Share....................................        $51.875              $1.87              $50.005
Total(2).....................................      $259,375,000         $9,350,000         $250,025,000



(1) Before deduction of expenses payable by the Company estimated at $510,000.



(2) The Company has granted the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 750,000 additional shares solely to cover over-allotment of shares. If the option is exercised in full, the total Price to Public will be $298,281,250, Underwriting Discounts and Commissions will be $10,752,500 and Proceeds to Company will be $287,528,750. See "Subscription and Sale."

                               ------------------


     The International Shares are offered by the several Managers when, as and if issued by the Company, delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the International Shares will be ready for delivery on or about March 26, 1996.


                                CS First Boston

Montgomery Securities                                    William Blair & Company
PaineWebber International                                      Smith Barney Inc.


                 The date of this Prospectus is March 21, 1996.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

     In this Prospectus, references to "dollars" and "$" are to United States dollars.

                             AVAILABLE INFORMATION

     Omnicare, Inc. ("Omnicare" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained from the Public Reference Section of the Commission at prescribed rates at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the New York Stock Exchange (Symbol: OCR) and reports and information concerning the Company can be inspected at such exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Act") with respect to the shares of Common Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed therewith, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The company hereby incorporates this Prospectus by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by the Company's Form 10-K/A-1 filed August 23, 1995; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995, and September 30, 1995; and (iii) the Company's Current Reports on Form 8-K filed on August 23, 1995 and February 26, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offerings shall be deemed to be incorporated in this Prospectus by reference and to be part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Cheryl D. Hodges, Secretary, Omnicare, Inc., 2800 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4728, or telephone (513) 762-6666.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Available Information.................................................................    2
Incorporation of Certain Documents by Reference.......................................    2
Prospectus Summary....................................................................    4
Risk Factors..........................................................................    6
Use of Proceeds.......................................................................    7
Price Range of Common Stock and Dividends.............................................    8
Capitalization........................................................................    9
Selected Consolidated Financial Data..................................................   10
Management's Discussion and Analysis of Financial Condition and Results of               11
  Operations..........................................................................
Business..............................................................................   14
Description of Capital Stock..........................................................   19
Certain United States Federal Tax Consequences to Non-U.S. Holders....................   20
Subscription and Sale.................................................................   22
Experts...............................................................................   24
Legal Matters.........................................................................   24

IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7 AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and financial data appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise noted, the information in this Prospectus (i) assumes no exercise of the over-allotment option granted to the U.S. Underwriters and Managers and (ii) gives effect for all periods to a two-for-one stock split distributed on June 21, 1995. See "Underwriting."

                                  THE COMPANY

     General. Omnicare is a leading independent provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. The Company purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for patients in such facilities. The Company also provides consultant pharmacists services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, the Company provides ancillary services, such as infusion therapy, and distributes medical supplies to its client nursing facilities. The Company provides these services to approximately 225,000 residents in approximately 2,600 nursing homes and other long-term care facilities principally in the states of Alabama, Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Michigan, Missouri, New York, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Virginia, Washington and West Virginia.

     Institutional Pharmacy Industry. The U.S. market for pharmacy services in long-term care facilities is estimated by the Company to total approximately $4 billion (including consulting services and related supplies) and is highly fragmented. The Company believes that the long-term care institutional pharmacy industry will benefit from the rapid growth of the elderly population in the U.S., the continued utilization of pharmaceuticals as the most cost-efficient means of treating chronic ailments which afflict the elderly and the trend toward delivering care in the lowest cost setting. Moreover, nursing homes increasingly seek specialized pharmacy providers with trained consultant pharmacists and computerized documentation programs to help ensure compliance with increasing federal and state regulatory requirements.

     Business Strategy for Growth. Recognizing these factors, along with the fragmented nature of the long-term care pharmacy industry, the Company initiated its pharmacy business in December 1988 following the acquisition of its first institutional pharmacy provider. Since that time, the Company has been building its institutional pharmacy business into a national organization dedicated to serving the long-term care market in a cost-effective manner. The Company's strategy combines an acquisition program with the development and support of internal growth in the businesses acquired. Through December 31, 1995, the Company made 33 acquisitions in the institutional pharmacy market for a total capital investment of approximately $290 million. Since December 31, 1995, the Company has completed four additional acquisitions for a total capital investment of approximately $12 million. In addition, the Company has entered into letters of intent for the acquisition of two additional institutional pharmacy businesses. If such transactions are completed, the aggregate cost to the Company is currently estimated to be approximately $41 million. The Company also seeks to achieve strong internal growth through increased market penetration, expansion of services and improved operating efficiencies. The total number of nursing home residents served by the Company on February 23, 1996, was approximately 225,000, up 47% since February 23, 1995. This increase reflects acquisitions as well as internal growth.

     The Company believes that the changes that have occurred in the health care industry in recent years have emphasized the objective of providing high quality services at the lowest cost. As a result of its growth strategy, the Company has addressed this objective, developing the critical mass necessary for realizing economies of scale, establishing a national market position, becoming a low cost provider and positioning the Company to address the needs of the health care industry as regulatory changes take place. For example, recognizing that a drug formulary should not only recommend lower cost alternatives for frequently prescribed medications, but also address the clinical effectiveness of drug therapy, in June 1994 the Company introduced its proprietary formulary, the OMNICARE GERIATRIC PHARMACEUTICAL CARE GUIDE-

LINES(TM) (the "OMNICARE GUIDELINES"). The Company believes that the OMNICARE GUIDELINES is the first clinically based formulary for elderly residents of long-term care institutions. The Company believes that since its implementation the OMNICARE GUIDELINES has generated significant cost savings for payors and provided improved clinical outcomes for the nursing facility residents served.

     The Company's executive offices are located at 2800 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4728, and its telephone number is (513) 762-6666.

                                 THE OFFERINGS

     Common Stock Offered
          U.S. Offering...................  4,000,000   shares
          International Offering..........  1,000,000   shares
          Total...........................  5,000,000   shares
     Common Stock Outstanding
          Pre-Offerings...................  26,573,990  shares
          Post-Offerings..................  31,573,990  shares
     Use of Proceeds......................  The net proceeds of the Offerings will be used to fund
                                            business acquisitions and for general corporate
                                            purposes. See "Use of Proceeds."
     NYSE Symbol..........................  OCR

                                  RISK FACTORS

     Prospective investors should carefully consider the following matters, together with the other information contained in this Prospectus, in evaluating the Company and its business before making an investment decision with respect to the Common Stock offered hereby.

     Acquisition Program. In accordance with its strategy for growth, which is to build its institutional pharmacy business into a national organization dedicated to serving the long-term care market, Omnicare is presently engaged in a geographic expansion program which incorporates an active acquisition program in the long-term care pharmacy industry. The success of Omnicare's acquisition program and of its underlying growth strategy will depend, among other things, on the continued availability of suitable acquisition candidates. Although there presently are numerous acquisition candidates nationwide and Omnicare to date has not had difficulty in identifying suitable acquisition candidates, there can be no assurance that Omnicare will consummate any additional acquisitions due to the potential for increased competition for acquisitions from other firms seeking to enter this market or to enhance their institutional pharmacy businesses.

     The Company's strategy also contemplates the continued internal growth of the acquired businesses. Any business acquisition, however, involves inherent uncertainties, such as the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of acquired businesses. Even though an acquired business may have enjoyed excellent growth as an independent company prior to the acquisition, there can be no assurance that such growth would continue thereafter.

     Regulation and Reimbursement. Omnicare's pharmacy business is subject to federal, state and local regulations, and its pharmacies are required to be licensed in the states in which they are located. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of Omnicare's business. In addition, the long-term care facilities that contract for Omnicare's services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with such regulations or to obtain or renew any required licenses could result in the loss of the Company's ability to provide pharmacy services to their residents. The Company is also subject to federal and state laws that prohibit certain direct and indirect payments between health care providers that are intended, among other things, to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion from the Medicare and Medicaid programs.

     Approximately one-half of Omnicare's pharmacy services billings are reimbursed by government sponsored programs, largely Medicaid and to a lesser extent Medicare, and the remainder is paid or reimbursed by individual patients, long-term care facilities and other third party payers, including private insurers. Medicaid and Medicare are highly regulated. The failure, even if inadvertent, of Omnicare and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Omnicare's business. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect the Company's business. See "Business--Government Regulation."

     Health Care Reform and Federal Budget Legislation. In recent years, a number of legislative proposals have been introduced in Congress that would effect major changes in the health care system, either nationally or at the state level. Currently, Congress is considering various initiatives to establish a framework for balancing the federal budget. While President Clinton vetoed the budget bill passed by Congress in November 1995, many of the budget reduction proposals may still become part of final budget reconciliation legislation. The bill passed by Congress would have resulted in significant reductions in payments to providers under the Medicare program and a major restructuring of the current Medicaid program. With respect to Medicare, proposals included establishment of a prospective payment system for skilled nursing facilities ("SNFs"); limits on payments to Medicare SNFs for certain non-routine services, including, among others, prescription drugs, diagnostic services, and physical therapy and other rehabilitative services; requiring consolidated billing by a SNF for all Part A and B claims for SNF residents; and other limits on reimbursement of costs for Medicare SNF services.

     The budget legislation would have also replaced the current Medicaid program with a new "MediGrant" program involving federal block grants to states for medical assistance provided to low income individuals. While the states would be subject to certain federal requirements, states would also have broad flexibility to establish coverage, eligibility and payment standards. Given the fixed federal funds that would be available under this Medicaid reform proposal, there can be no assurance that, if enacted, this or any Medicaid reform proposal would not have a material adverse effect on the business of Omnicare. While budget negotiations are continuing, the Company cannot predict when, or whether, such legislation will be enacted. In addition, several states are considering or have enacted various health care reforms, including reforms through Medicaid managed care demonstration projects. Several states in which the Company operates have applied for, or received, approval from the Department of Health and Human Services ("HHS") for waivers from certain Medicaid requirements, which are generally required for such managed care projects. Although these demonstration projects generally exempt institutional care, including nursing facility and institutional pharmacy services, no assurances can be given that these waiver projects ultimately will not change the reimbursement system for long-term care, including pharmacy services, from fee-for-service to managed care negotiated or capitated rates. It is not possible to predict the effect of recent reforms of the health care system on Omnicare's business or the prospects for or effects of additional reforms. See "Business--Government Regulation."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be approximately $249,515,000 (or approximately $287,018,750 if the over-allotment option granted to the U.S. Underwriters and the Managers is exercised in full) after deduction of underwriting discounts and estimated offering expenses. Such net proceeds will be used to fund business acquisitions and for general corporate purposes. Pending application, the net proceeds will be invested in interest-bearing securities with maturity dates of less than one year or money market funds.

     Omnicare is engaged in an ongoing program of acquiring institutional pharmacy businesses in selected markets throughout the United States. The Company is in various stages of discussions with potential acquisition candidates and has entered into letters of intent for the acquisition of two institutional pharmacy businesses. There can be no assurance that these or any other potential acquisitions in fact will be consummated.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the New York Stock Exchange under the symbol OCR. The table below sets forth the high and low closing prices of the Common Stock as reported on the New York Stock Exchange Composite Tape as reported in The Wall Street Journal and quarterly cash dividends declared per share of Common Stock during the periods indicated. For a recent closing price of the Common Stock, see the cover page of this Prospectus.

                                                            PRICE RANGE                 CASH
                                                      -----------------------         DIVIDENDS
                                                        LOW            HIGH           DECLARED
                                                      -------         -------         ---------
1993
First Quarter ended March 31, 1993................    $  8.69         $ 15.50           $.020
Second Quarter ended June 30, 1993................       7.00            9.69            .020
Third Quarter ended September 30, 1993............       9.00           12.07            .020
Fourth Quarter ended December 31, 1993............      11.07           16.07            .020
1994
First Quarter ended March 31, 1994................      14.50           17.50           .0225
Second Quarter ended June 30, 1994................      13.50           17.07           .0225
Third Quarter ended September 30, 1994............      16.82           20.07           .0225
Fourth Quarter ended December 31, 1994............      18.25           22.56           .0225
1995
First Quarter ended March 31, 1995................      20.63           26.69            .025
Second Quarter ended June 30, 1995................      22.44           28.13            .025
Third Quarter ended September 30, 1995............      26.88           39.00            .025
Fourth Quarter ended December 31, 1995............      34.13           44.75            .025
1996
First Quarter (through March 20, 1996)............      39.38           54.38            .030

     The Company has paid quarterly dividends since March 2, 1989. On February 7, 1996, Omnicare's Board of Directors elected to increase the quarterly cash dividend by 20% to $.03 per share. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. As of January 31, 1996, there were 1,827 holders of record of the Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1995, and as adjusted to reflect the issuance and sale by the Company of 5,000,000 shares of Common Stock in the Offerings.

                                                                         DECEMBER 31, 1995
                                                                     -------------------------
                                                                                         AS
                                                                      ACTUAL          ADJUSTED
                                                                     --------         --------
                                                                          (IN THOUSANDS)
Current portion of long-term debt................................    $  1,051         $ 1,051
                                                                     --------         --------
Long-term obligations, net of current portion:
     Revolving Bank Loan (a)                                               --              --
     5 3/4% Convertible Subordinated Notes due 2003..............      80,445          80,445
     Other (primarily ESOP loan guaranty)........................       2,247           2,247
                                                                     --------         --------
          Total long-term obligations............................      82,692          82,692
                                                                     --------         --------
Stockholders' equity:
     Common Stock, $1 par value, 44,000,000 shares authorized,
       26,344,588 shares issued as of December 31, 1995 (b), and
       31,344,588 shares as adjusted.............................      26,345          31,345
     Additional paid-in capital..................................      99,686         344,201
     Retained earnings...........................................      93,598          93,598
Treasury stock -- at cost (24,268 shares)........................        (482)           (482)
Deferred Compensation and ESOP...................................      (4,386)         (4,386)
                                                                     --------         --------
     Total stockholders' equity..................................     214,761         464,276
                                                                     --------         --------
     Total capitalization........................................    $298,504        $548,019
                                                                     ========         ========

---------------

(a) The Company has a $135 million unsecured revolving credit agreement with six banks that expires on March 31, 2000. The Company is required to pay a commitment fee on the unused portion of such facility ranging from 10 to 25 basis points, based upon the Company's level of performance under certain debt covenants. No amounts were outstanding at December 31, 1995 under the credit facility.

(b) Excludes 1,636,886 shares of Common Stock issuable upon the exercise of outstanding stock options and stock warrants as of December 31, 1995.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of and for each of the years in the three-year period ended December 31, 1995, have been derived from and should be read in conjunction with the related consolidated financial statements and notes thereto contained in the Company's Current Report on Form 8-K, filed February 26, 1996 and incorporated herein by reference. The information below should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                       1995             1994             1993
                                                     --------         --------         --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA: (a)
Sales............................................    $399,636         $307,655         $223,129
Cost of sales....................................     287,715          227,533          165,714
                                                     --------         --------         --------
Gross profit.....................................     111,921           80,122           57,415
Selling, general and administrative expenses.....      66,970           50,111           38,243
Acquisition expenses - pooling of interests......       1,292(b)         2,380(c)            --
                                                     --------         --------         --------
Operating income.................................    $ 43,659         $ 27,631         $ 19,172
                                                     ========         ========         ========
Income before accounting change..................    $ 24,760(b)      $ 13,531(c)      $ 10,970(d)
Accounting change................................          --               --              280(e)
                                                     --------         --------         --------
Net income.......................................    $ 24,760(b)      $ 13,531(c)      $ 11,250(d)
                                                     ========         ========         ========
Earnings per share:
     Primary:
          Income before accounting change........    $    .94(b)      $    .60(c)      $    .52(d)
          Accounting change......................          --               --              .01(e)
                                                     --------         --------         --------
          Net income.............................    $    .94(b)      $    .60(c)      $    .53(d)
                                                     ========         ========         ========
     Fully Diluted...............................    $    .86(b)      $    .59(c)      $    .53(d)
                                                     ========         ========         ========
Dividends per share..............................    $    .10         $    .09         $    .08
                                                     ========         ========         ========
Weighted average number of common shares
  outstanding
     Primary.....................................      26,198           22,479           21,253
     Fully Diluted...............................      32,642           28,429           22,861

                                                       AT DECEMBER 31, 1995
                                                     -------------------------
                                                                         AS
                                                      ACTUAL          ADJUSTED
                                                     --------         --------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................................    $106,384         $355,899
Total assets.....................................     360,836          610,351
Long-term debt...................................      82,692           82,692
Stockholders' equity.............................     214,761          464,276

---------------

(a) Includes operating results for all periods of Evergreen Pharmaceutical, Inc. and an affiliated company (collectively, "Evergreen") and Specialized Pharmacy Services, Inc. ("Specialized"), which were acquired on September 30, 1994 and June 30, 1995, respectively, in pooling of interests transactions. As required by the accounting rules for pooling of interests transactions, the expenses associated with these transactions were charged to operating income upon completion of the acquisitions. See footnotes (b) and (c).

(b) Includes pooling of interests expenses of $1,292,000 relating to the Specialized transaction. Such expenses, on an aftertax basis, were $989,000, or $.04 per primary share ($.03 on a fully diluted basis). Net income, excluding pooling of interests expenses, for the year ended December 31, 1995 was $25,749,000, or $.98 per primary share ($.89 on a fully diluted basis).

(c) Includes pooling of interests expenses of $2,380,000 relating to the Evergreen transaction. Such expenses, on an aftertax basis, were $1,860,000, or $.08 per primary share ($.07 on a fully diluted basis). Net income, excluding pooling of interests expenses, for the year ended December 31, 1994 was $15,391,000, or $.68 per primary share ($.66 on a fully diluted basis).

(d) Includes a one-time cumulative tax benefit of $450,000, or $.02 per share, arising from a change in tax laws enacted in August 1993 relating to amortization of intangibles.

(e) Aftertax gain representing the cumulative effect of a change in accounting for income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     On June 30, 1995, the Company issued 403,185 shares of its Common Stock for all the outstanding common stock of Specialized. Specialized is a leading provider of institutional pharmacy services for long-term care facilities in Michigan with $32 million in sales for the year ended December 31, 1994. On September 30, 1994, the Company issued 2,222,644 shares of its Common Stock for all the outstanding common stock of Evergreen. Evergreen had $34 million in sales for the year ended December 31, 1993. These acquisitions were accounted for as poolings of interests and, accordingly, the Company's consolidated financial statements have been restated for all periods to include the results of operations, financial position and cash flow of Specialized and Evergreen. In accordance with accounting rules for pooling of interests transactions, charges to operating income for acquisition-related expenses were recorded upon completion of these acquisitions. These pooling of interests expenses totaled $1,292,000, or $989,000 after taxes, for the Specialized acquisition and $2,380,000, or $1,860,000 after taxes, for the Evergreen acquisition.

     The following table presents the Company's results of operations excluding certain unusual items of income and expense, which are comprised of pooling of interests expenses, the cumulative effect of an accounting change and a one-time favorable tax adjustment (in thousands except per share amounts):

                                                             FOR THE YEARS ENDED DECEMBER
                                                                          31,
                                                            -------------------------------
                                                              1995        1994       1993
                                                            --------    --------    -------
    Net income, as reported...............................   $24,760     $13,531    $11,250
    Acquisition expenses-pooling of interests, net of
      taxes...............................................       989       1,860         --
    Cumulative effect of accounting change................        --          --       (280)
    Favorable tax adjustment..............................        --          --       (450)
                                                             -------     -------    -------
    Pro forma net income..................................   $25,749     $15,391    $10,520
                                                             =======     =======    =======
    Pro forma earnings per share:
    Net income, as reported...............................      $.94        $.60    $   .53
    Acquisition expenses-pooling of interests, net of
      taxes...............................................       .04         .08         --
    Cumulative effect of accounting change................        --          --       (.01)
    Favorable tax adjustment..............................        --          --       (.02)
                                                             -------     -------    -------
      Primary.............................................      $.98        $.68    $   .50
                                                             =======     =======    =======
      Fully diluted.......................................      $.89        $.66    $   .50
                                                             =======     =======    =======

     Excluding the impact of charges taken for acquisitions accounted for as pooling of interests transactions, net income for the year ended December 31, 1995 increased 67% over net income earned in 1994. Primary earnings per share, on this basis, for the full year 1995 increased 44% over 1994, and fully diluted earnings per share increased 35%.

     Pro forma net income for the year ended December 31, 1994 increased 46% over 1993. Primary earnings per share, on a pro forma basis, increased 36% over 1993, and fully diluted earnings per share increased 32%. The 1994 pro forma adjustment consisted of the Evergreen pooling of interests expenses. The 1993 pro forma adjustments were comprised of $450,000 arising from a change in tax laws related to the amortization of intangibles and $280,000 related to the change in accounting for income taxes.

     Net income as reported for 1995 was $24,760,000, or $.94 per primary share ($.86 fully diluted), while 1994 net income was $13,531,000, or $.60 per primary share ($.59 fully diluted), and 1993 net income was $11,250,000, or $.53 per primary and fully diluted share.

     Sales for 1995 were 30% higher than in 1994. For 1994, sales were 38% higher than in 1993. Omnicare entered the long-term pharmacy business with its first acquisition of an institutional pharmacy provider in December 1988. Omnicare has completed a total of thirty-three institutional pharmacy provider acquisitions -- one in 1988, two in 1990, three in 1991, seven in 1992, four in 1993, seven in 1994 and nine in 1995. Except for the acquisitions of Specialized, Evergreen and Lo-Med Prescription Services, Inc. ("Lo-Med"), purchase accounting was used to record the acquisitions. The acquisitions of Specialized and Evergreen are included in the financial results of all years presented as these acquisitions were accounted for as poolings of interests. The acquisition of Lo-Med in 1994 was also accounted for as a pooling of interests; however, its operations were immaterial to the Company's results prior to 1994 and, therefore, prior year financial statements were not restated for this business combination. Sales increases were caused by acquisitions, coupled with the internal growth of the businesses previously acquired.

     Increases in gross profit over the three-year period have generally remained in line with or exceeded increases in sales, with margins of 25.7%, 26.0% and 28.0% for 1993, 1994 and 1995, respectively. Such increases were caused primarily by changes in sales mix and the Company's increasing purchasing leverage. Additionally, after excluding the aforementioned pro forma adjustments, operating income as a percent of sales has increased from 8.6% to 9.8% to 11.2% in 1993, 1994 and 1995, respectively, reflecting the increased gross profit margins.

NON-OPERATING INCOME AND EXPENSE

     Investment income increased by 120% to $3,475,000 in 1995, as the Company received the full-year benefit of invested cash during 1995 due to receipt of $59.2 million of cash proceeds from the November 1994 stock offering. Investment income increased by 149% to $1,580,000 in 1994 from $635,000 in 1993 due to the increase in invested cash during 1994 resulting from the cash proceeds from the October 1993 offering of $80.5 million in 5.75% Convertible Subordinated Notes due 2003 (the "Notes").

     Interest expense decreased by 9% from $6,533,000 in 1994 to $5,954,000 in 1995, due to reductions in outstanding debt associated with Specialized and Evergreen prior to acquisition by the Company. Interest expense increased by $3,709,000 in 1994 as a result of a full year's interest on the Notes as compared to only three months in 1993.

INCOME TAXES

     The Company's effective tax rates for 1993, 1994 and 1995 were 35.4%, 40.3% and 39.9%, respectively. The 1995 and 1994 effective tax rates are slightly higher than statutory rates due to the nondeductibility of certain acquisition costs. As a result of the Omnibus Budget Reconciliation Act of 1993, the Company was permitted to deduct from taxable income amortization of intangibles arising from certain business acquisitions retroactive to July 1991. Accordingly, the Company's effective tax rate in 1993 was favorably impacted by the tax benefit of amortization of intangibles.

LIQUIDITY AND CAPITAL RESOURCES

     In November 1994, the Company completed a public offering of 3,247,482 shares of Common Stock, resulting in net proceeds of $59,211,000.

     In line with Omnicare's plan to invest in the long-term pharmacy market, acquisitions completed during 1995 required an aggregate capital investment of approximately $63.7 million. Such acquisitions were financed with cash and cash equivalents on hand as well as Common Stock of the Company. Shares of Common Stock with a market value of approximately $22.7 million (879,919 shares) were issued in connection with 1995 acquisitions. Additionally, $10.6 million of other acquisition-related payments were made during 1995 related to businesses acquired prior to 1995. Additional amounts totaling $11.2 million may become payable through the year 2000 pursuant to the terms of various acquisition agreements. Omnicare ended the year with $40,137,000 in cash and cash equivalents and marketable securities as compared to $79,798,000 at year-end 1994. At December 31, 1995, the Company had invested $32,522,000 in U.S. Treasury-backed repurchase agreements which represent investments under agreements to resell, usually overnight, but in no case greater than 30 days. The Company has a collateralized interest in the underlying securities which are segregated in the accounts of the counterparty bank. Management believes these investments do not create any exposure to the Company's liquidity. Omnicare's current ratio decreased to 2.9 to 1 at December 31, 1995 from 3.8 to 1 at December 31, 1994, and working capital at December 31, 1995 decreased to $106,384,000 from year-end 1994 working capital of $125,550,000. This decrease is attributable to the cash outlays required for the Company's 1995 acquisitions net of cash generated from 1995 operations. Book value per common share increased to $8.16 per share as of December 31, 1995 from $7.01 per share at the prior year-end, primarily attributable to current year net income, less dividends paid.

     On February 7, 1996, Omnicare's Board of Directors elected to increase the quarterly cash dividend by 20% to 3 cents per share for an indicated annual rate of 12 cents per share for 1996.

     In February 1995, the Company entered into an agreement with a consortium of six banks for a five-year $135 million revolving credit facility, replacing the prior $50 million facility. Interest rates and commitment fees for this new facility are based on the Company's level of performance under certain debt covenants. No amounts were outstanding at December 31, 1995 under the credit facility.

     The Company believes that its sources of liquidity and capital are adequate for its operating needs. There are no material commitments outstanding, other than additional acquisition-related payments to be made. The Company believes that the net proceeds of the Offerings, together with amounts available under its credit facility, are sufficient to fund its current acquisition program.

                                    BUSINESS

     General. Omnicare is a leading independent provider of pharmacy services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. The Company purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription, and provides computerized medical recordkeeping and third-party billing for patients in such facilities. The Company also provides consultant pharmacists services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations. In addition, the Company provides ancillary services, such as infusion therapy, and distributes medical supplies to its client nursing facilities. The Company provides these services to approximately 225,000 residents in approximately 2,600 nursing homes and other long-term care facilities principally in the states of Alabama, Connecticut, Georgia, Illinois, Indiana, Kansas, Kentucky, Massachusetts, Michigan, Missouri, New York, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Virginia, Washington and West Virginia.

     Institutional Pharmacy Industry. The U.S. market for pharmacy services in long-term care facilities is estimated by the Company to total approximately $4 billion (including consulting services and related supplies) and is highly fragmented. The Company believes that the long-term care institutional pharmacy industry will benefit from the rapid growth of the elderly population in the U.S., the continued utilization of pharmaceuticals as the most cost-efficient means of treating chronic ailments which afflict the elderly and the trend toward delivering care in the lowest cost setting. Moreover, nursing homes increasingly seek specialized pharmacy providers with trained consultant pharmacists and computerized documentation programs to help ensure compliance with increasing federal and state regulatory requirements.

     Business Strategy for Growth. Recognizing these factors, along with the fragmented nature of the long-term care pharmacy industry, the Company initiated its pharmacy business in December 1988 following the acquisition of its first institutional pharmacy provider. Since that time, the Company has been building its institutional pharmacy business into a national organization dedicated to serving the long-term care market in a cost-effective manner. The Company's strategy combines an acquisition program with the development and support of internal growth in the businesses acquired. Through December 31, 1995, the Company made 33 acquisitions in the institutional pharmacy market for a total capital investment of approximately $290 million. Since December 31, 1995, the Company has completed four additional acquisitions for a total capital investment of approximately $12 million. In addition, the Company has entered into letters of intent for the acquisition of two additional institutional pharmacy businesses. If such transactions are completed, the aggregate cost to the Company is currently estimated to be approximately $41 million. The Company also seeks to achieve strong internal growth through increased market penetration, expansion of services and improved operating efficiencies. The total number of nursing home residents served by the Company on February 23, 1996, was approximately 225,000, up 47% since February 23, 1995. This increase reflects acquisitions as well as internal growth.

     The Company believes that the changes that have occurred in the health care industry in recent years have emphasized the objective of providing high quality services at the lowest cost. As a result of its growth strategy, the Company has addressed this objective, developing the critical mass necessary for realizing economies of scale, establishing a national market position, becoming a low cost provider and positioning the Company to address the needs of the health care industry as regulatory changes take place. For example, recognizing that a drug formulary should not only recommend lower cost alternatives for frequently prescribed medications, but also address the clinical effectiveness of drug therapy, in June 1994 the Company introduced its proprietary formulary, the OMNICARE GUIDELINES. The Company believes that the OMNICARE GUIDELINES is the first clinically based formulary for elderly residents of long-term care institutions. The Company believes that since its implementation the OMNICARE GUIDELINES has generated significant cost savings for payors and provided improved clinical outcomes for the nursing facility residents served.

GOVERNMENT REGULATION

     Institutional pharmacies, as well as the long-term care facilities they serve, are subject to extensive federal, state and local regulation. These regulations cover required qualifications, day-to-day operations, reimbursement and the documentation of activities. Omnicare continuously monitors the effects of regulatory activity on its operations.

     Licensure, Certification and Regulation. States generally require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. The Company currently has pharmacy licenses in each of the 19 states in which it operates a pharmacy. In addition, the Company currently delivers prescription products from its licensed pharmacies to 5 states in which the Company does not operate a pharmacy. These states regulate out-of-state pharmacies, however, as a condition to the delivery of prescription products to patients in such states. Omnicare's pharmacies hold the requisite licenses applicable in these states. In addition, Omnicare's pharmacies are registered with the appropriate state and federal authorities pursuant to statutes governing the regulation of controlled substances.

     Client nursing facilities are also separately required to be licensed in the states in which they operate and, if serving Medicare or Medicaid patients, must be certified to be in compliance with applicable program participation requirements. Client nursing facilities are also subject to the nursing home reforms of the Omnibus Budget Reconciliation Act of 1987, which imposed strict compliance standards relating to quality of care for nursing home operations, including vastly increased documentation and reporting requirements. In addition, pharmacists, nurses and other health care professionals who provide services on the Company's behalf are in most cases required to obtain and maintain professional licenses and are subject to state regulation regarding professional standards of conduct.

     Federal and State Laws Affecting the Repacking, Labelling, and Interstate Shipping of Drugs. Federal and state laws impose certain repackaging, labelling, and package insert requirements on pharmacies that repackage drugs for distribution beyond the regular practice of dispensing or selling drugs directly to patients at retail. A drug repackager must register with the Food and Drug Administration. The Company holds all required registrations and licenses, and its repackaging operations are in compliance with applicable state and federal requirements.

     Medicare and Medicaid. The nursing home pharmacy business has long operated under regulatory and cost containment pressures from state and federal legislation primarily affecting Medicaid and, to a lesser extent, Medicare.

     As is the case for nursing home services generally, Omnicare receives reimbursement from the Medicaid and Medicare programs, directly from individual residents (private pay), and from other payors such as third-party insurers. The Company believes that its reimbursement mix is in line with nursing home expenditures nationally. For the year ended December 31, 1995, Omnicare's payor mix was approximately as follows: 53% private pay and nursing homes, 42% Medicaid, 4% Medicare and 1% insurance and other private sources.

     For those patients who are not covered by government-sponsored programs or private insurance, Omnicare generally directly bills the patient or the patient's responsible party on a monthly basis. Depending upon local market prices, Omnicare may alternatively bill private patients through the nursing facility. Pricing for private pay patients is based on prevailing regional market rates or "usual and customary" charges.

     The Medicaid program is a cooperative federal-state program designed to enable states to provide medical assistance to aged, blind, or disabled individuals, or members of families with dependent children whose income and resources are insufficient to meet the costs of necessary medical services. State participation in the Medicaid program is voluntary. To become eligible to receive federal funds, a state must submit a Medicaid "state plan" to the Secretary of the Department of Health and Human Services ("HHS") for approval. The federal Medicaid statute specifies a variety of requirements which the state plan must meet, including requirements relating to eligibility, coverage of services, payment and administration.

     Federal law and regulations contain a variety of requirements relating to the furnishing of prescription drugs under Medicaid. First, states are given broad authority, subject to certain standards, to limit or specify conditions to the coverage of particular drugs.

     Second, federal Medicaid law establishes standards affecting pharmacy practice. These standards include general requirements relating to patient counseling and drug utilization review and more specific requirements for nursing facilities relating to drug regimen reviews for Medicaid patients in such facilities. Recent regulations clarify that, under federal law, a pharmacy is not required to meet the general standards for drugs dispensed to nursing facility residents if the nursing facility complies with the drug regimen review requirements. However, the regulations indicate that states may nevertheless require pharmacies to comply with the general standards, regardless of whether the nursing facility satisfies the drug regimen review requirement, and the states in which the Company operates currently do require its pharmacies to comply therewith.

     Third, federal regulations impose certain requirements relating to reimbursement for prescription drugs furnished to Medicaid patients.

     In addition to requirements imposed by federal law, states have substantial discretion to determine administrative, coverage, eligibility and payment policies under their state Medicaid programs which may affect the Company's operations. For example, some states have enacted "freedom of choice" requirements which may prohibit a nursing facility from requiring its residents to purchase pharmacy or other ancillary medical services or supplies from particular providers that deal with the nursing home. Such limitations may increase the competition which the Company faces in providing services to nursing facility patients.

     The Medicare program is a federally funded and administered health insurance program for individuals age 65 and over or who are disabled. The Medicare program consists of two parts: Part A, which covers, among other things, inpatient hospital, skilled nursing facility, home health care and certain other types of health care services; and Medicare Part B, which covers physicians' services, outpatient services, and certain items and services provided by medical suppliers. Medicare Part B also covers a limited number of specifically designated prescription drugs. The Medicare program establishes certain requirements for participation of providers and suppliers in the Medicare program. Pharmacies are not subject to such certification requirements. Skilled nursing facilities and suppliers of medical equipment and supplies, however, are subject to specified standards. Failure to comply with these requirements and standards may adversely affect an entity's ability to participate in the Medicare program and receive reimbursement for services provided to Medicare beneficiaries.

     The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, and freezes and funding reductions, all of which may adversely affect the Company's business. There can be no assurance that payments for pharmaceutical supplies and services under governmental reimbursement programs will continue to be based on the current methodology or remain comparable to present levels. In this regard, the Company may be subject to rate reductions as a result of federal budgetary legislation related to the Medicare and Medicaid programs. In addition, various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to the Company. To date, the Company has not experienced any material adverse effect due to any such budgetary shortfall.

     In addition, the failure, even if inadvertent, of Omnicare and/or its client institutions to comply with applicable reimbursement regulations could adversely affect Omnicare's business. Additionally, changes in such reimbursement programs or in regulations related thereto, such as reductions in the allowable reimbursement levels, modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid and Medicare expenditures, could adversely affect the Company's business.

     Referral Restrictions. The Company is subject to federal and state laws which govern financial and other arrangements between health care providers. These laws include the federal anti-kickback statute, which was originally enacted in 1977 and amended in 1987, and which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration directly or indirectly in return for or to induce the referral of an individual to a person for the furnishing of any item or service for which payment may be made in whole or in part under Medicare or Medicaid. Many states have enacted similar statutes which are not necessarily limited to items and services for which payment is made by Medicare or Medicaid. Violations of these laws may result in fines, imprisonment, and exclusion from the Medicare and Medicaid programs or other state-funded programs. Federal and state court decisions interpreting these statutes are limited, but have generally construed the statutes to apply if "one purpose" of remuneration is to induce referrals or other conduct within the statute.

     Federal regulations establish "safe harbors," which give immunity from criminal or civil penalties to parties in good faith compliance. While the failure to satisfy all criteria for a safe harbor does not mean that an arrangement violates the statute, it may subject the arrangement to review by the HHS Office of Inspector General ("OIG"), which is charged with administering the federal anti-kickback statute. There are no procedures for obtaining binding interpretations or advisory opinions from the OIG on the application of the federal anti-kickback statue to an arrangement or its qualification for a safe harbor upon which the Company can rely.

     The OIG issues "Fraud Alerts" identifying certain questionable arrangements and practices which it believes may implicate the federal anti-kickback statute. The OIG has issued a Fraud Alert providing its views on certain joint venture and contractual arrangements between health care providers. The OIG also issued a Fraud Alert concerning prescription drug marketing practices that could potentially violate the federal statute. Pharmaceutical marketing activities may implicate the federal anti-kickback statute because drugs are often reimbursed under the Medicaid program. According to the Fraud Alert, examples of practices that may implicate the statute include certain arrangements under which remuneration is made to pharmacists to recommend the use of a particular pharmaceutical product.

     In addition, a number of states have recently undertaken enforcement actions against pharmaceutical manufacturers involving pharmaceutical marketing programs, including programs containing incentives to pharmacists to dispense one particular product rather than another. These enforcement actions arose under state consumer protection laws which generally prohibit false advertising, deceptive trade practices, and the like.

     Further, a number of states involved in these enforcement actions have requested that the Federal Food and Drug Administration ("FDA") exercise greater regulatory oversight in the area of pharmaceutical promotional activities by pharmacists. It is not possible to determine whether FDA will act in this regard or what effect, if any, FDA involvement would have on the Company's operations.

     The Company believes its contract arrangements with other health care providers, its pharmaceutical suppliers and its pharmacy practices are in compliance with these laws. There can be no assurance that such laws will not, however, be interpreted in the future in a manner inconsistent with the Company's interpretation and application.

     Health Care Reform and Federal Budget Legislation. The Clinton administration and members of Congress have proposed plans to reform the health care system. Currently, Congress is considering such reforms in the context of federal budget reconciliation legislation. This legislation could result in significant reductions in payments to providers under the Medicare program and a complete restructuring and reduced payments to providers under the Medicaid program. With respect to Medicare, proposals include establishment of a prospective payment system for SNFs; limits on payments to Medicare SNFs for certain non-routine services, including, among others, prescription drugs, diagnostic services, and physical therapy and other rehabilitative services; requiring consolidated billing by a SNF for all Part A and B claims for SNF residents; and other limits on reimbursement of costs for Medicare SNF services. If enacted, there can be no assurance that such proposals could not have a material adverse effect on the business of Omnicare. While budget negotiations are continuing, the future of any reform proposals in Congress is unknown.

     In addition, a number of states have enacted and are considering various health care reforms, including reforms through Medicaid demonstration projects. Federal law allows HHS to authorize waivers of federal Medicaid program requirements, including requirements relating to coverage, free choice of providers and payment for health care services, in connection with state demonstration projects that promote Medicaid program objectives. HHS published procedures and public notice requirements designed to open the waiver approval process to public comment and to expedite processing. Legal actions have been initiated challenging the waiver process and the authority of HHS to approve waivers for broad-based Medicaid managed care programs. The federal budget legislation restructuring the Medicaid program would effectively eliminate Medicaid managed care demonstration projects.

     Several state Medicaid programs have established mandatory statewide managed care programs for Medicaid beneficiaries to control costs through negotiated or capitated rates, as opposed to traditional cost-based reimbursement for Medicaid services, and propose to use savings achieved through these programs to expand coverage to those not previously eligible for Medicaid. HHS has approved waivers for statewide managed care demonstration projects in several states, and are pending for several other states. These demonstration projects generally exempt institutionalized care, including nursing facility services, from the programs, and the Company's operations have not been adversely affected in the one state (Oregon) with a managed care demonstration project in effect. The Company is unable to predict what impact, if any, future projects might have on the Company's operations.

     Because there are currently various reform proposals under consideration at the federal and state levels, it is uncertain at this time what health care reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental health care programs or interpretations of governmental policies or other changes affecting the health care system. There can be no assurance that future health care or budget legislation or other changes will not have an adverse effect on the business of the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 44,000,000 shares of Common Stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, without par value. At March 20, 1996, 26,573,990 shares of Common Stock were issued and outstanding. The Board of Directors, without further action by the stockholders, is authorized to issue preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. As of the date of this Prospectus, there is no preferred stock issued or outstanding, and the Board of Directors has not authorized the issuance of any preferred stock.

COMMON STOCK

     The Common Stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All shares of Common Stock have one vote on any matter submitted to the vote of stockholders. The Common Stock does not have cumulative voting rights. Upon any liquidation of the Company, the holders of Common Stock are entitled to receive, on a pro rata basis, all assets then legally available for distribution after payment of debts and liabilities and preferences on preferred stock, if any. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor (subject to the prior rights of preferred stock, if any). All outstanding shares of Common Stock are fully paid and nonassessable.

CERTAIN ANTITAKEOVER PROVISIONS

     With certain exceptions, in the event a person owns 10% or more of the Company's stock entitled to vote, a majority of the shares not so owned is required to authorize (1) any merger of the Company with such person, (2) any sale, lease or other disposition of all or substantially all of the Company's assets to such person or (3) certain issuances and transfers of securities of the Company to such person. Directors may be removed without cause only by the affirmative vote of the holders of two-thirds of the Company's capital stock entitled to vote on the election of directors. The Board of Directors of the Company, when evaluating any offer of another person to make a tender or exchange offer, merge or purchase or otherwise acquire all or substantially all of the assets of the Company, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Company and its stockholders, give due consideration to all relevant factors, including the social and economic effects on employees, customers, suppliers and other constituents of Omnicare and on the communities in which Omnicare operates or is located. The sections of the Company's Restated Certificate of Incorporation described in this paragraph may not be altered, amended or repealed without approval of two-thirds of the outstanding shares of each class entitled to vote thereon as a class.

TRANSFER AGENT

     Omnicare's transfer agent for its Common Stock is the Chemical Mellon Shareholder Services, LLC, Ridgefield Park, New Jersey.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                              TO NON-U.S. HOLDERS

     The following is a general discussion of the principal United States Federal tax consequences of the ownership and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and court decisions as currently in effect all of which may be changed either retroactively or prospectively. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder and applies only to Non-United States Holders that hold Common Stock as a capital asset. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Common Stock (including such investor's status as a United States person or Non-United States Holder) as well as any tax consequences that may arise under the laws of any state, municipality or other taxing jurisdiction.

     For purposes of this discussion, "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source.

DIVIDENDS

     Dividends paid to a Non-United States Holder generally will be subject to withholding of United States Federal income tax at the rate of 30%, unless the withholding rate is reduced under an applicable income tax treaty between the United States and the country of tax residence of the Non-United States Holder. No U.S. dividend withholding will apply if the dividend is effectively connected with a trade or business conducted within the United States by the Non-United States Holder (or, alternatively, where an income tax treaty applies, if the dividend is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder), but, instead, the dividend will be subject to the United States Federal income tax on net income that applies to United States persons (and, with respect to corporate holders, may also be subject to the branch profits tax). A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules. A Non-United States Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION

     Subject to special rules described below, a Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless the gain is effectively connected with a trade or business conducted within the United States by the Non-United States Holder or by a partnership, trust or estate in which the Non-United States Holder is a partner or beneficiary (or, alternatively, where an income tax treaty applies, unless the gain is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder or by a partnership, trust or estate in which the Non-United States Holder is a partner or beneficiary). Any such effectively connected gain would be subject to the United States Federal income tax on net income that applies to United States persons (and, with respect to corporate holders, may also be subject to the branch profits tax). Such tax is not collected by withholding.

     In addition, an individual Non-United States Holder who holds Common Stock would generally be subject to tax at a 30% rate on any gain recognized on the disposition of such Common Stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and either (i) has a "tax home" in the United States (as specifically defined for purposes of the United States Federal income tax) or (ii) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business. Individual Non-United

States Holders may also be subject to tax pursuant to provisions of United States Federal income tax law applicable to certain United States expatriates. Non-United States Holders should consult applicable income tax treaties, which may provide for different rules.

     Also, special rules apply to Non-United States Holders if the Company is or becomes a "United States real property holding corporation" for United States Federal income tax purposes. The Company believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. If the Company were a United States real property holding corporation, gain or loss on a sale of the Common Stock by any Non-United States Holder (or, under certain circumstances, only a Non-United States Holder that owns or owned (directly or constructively) more than 5% of the Common Stock) would be treated as income effectively connected with the conduct of a trade or business within the United States by the holder, subject to the net income tax described above.

UNITED STATES FEDERAL ESTATE TAXES

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death, or Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States Federal estate tax purposes and may be subject to United States Federal estate tax, unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States Federal estate tax purposes.

LEGISLATIVE DEVELOPMENTS

     Legislation was proposed in 1990, 1992 and again in 1995 that, if enacted, would have resulted under certain circumstances in the imposition of United States Federal income tax on gain realized from the disposition of Common Stock by certain Non-U.S. Holders who own or owned 10% or more of the Common Stock.

     It is impossible to predict whether or in what form any such legislation or other legislation might be enacted and what the scope or effective date of any such legislation might be.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-United States Holder resides.

     United States Federal backup withholding tax (which, generally, is imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish information required under United States information reporting requirements) generally will not apply to dividends paid to a Non-United States Holder either at an address outside the United States (provided that the payor does not have actual knowledge that the payee is a United States person) or if the dividends are subject to withholding at the 30% rate (or lower treaty rate). As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that is a United States person, or by a foreign office of a foreign broker that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or by a foreign office of a foreign broker that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies as to its name, address and non-United States status under penalties of perjury or otherwise establishes an exemption (and the broker has no actual knowledge to the contrary). The backup withholding tax is not an additional tax and may be credited against the Non-United States Holder's United States Federal income tax liability or refunded to the extent excess amounts are withheld, provided that required information is furnished to the Service.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

                             SUBSCRIPTION AND SALE


     The institutions named below (the "Managers") have, pursuant to a Subscription Agreement dated March 21, 1996 (the "Subscription Agreement"), severally and not jointly, agreed with the Company to subscribe and pay for the following respective numbers of International Shares as set forth opposite their names:



                                                                           NUMBER OF
                                                                         INTERNATIONAL
                                    MANAGER                                 SHARES
        ---------------------------------------------------------------- -------------
        CS First Boston Limited.........................................     200,000
        Montgomery Securities...........................................     200,000
        William Blair & Company, L.L.C. ................................     200,000
        PaineWebber International (UK) Limited..........................     200,000
        Smith Barney Inc................................................     200,000
                                                                         -------------
                  Total.................................................   1,000,000
                                                                         ===========


     The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all the International Shares offered hereby if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     The Company has entered into an Underwriting Agreement (the "Underwriting Agreement") with the U.S. Underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by CS First Boston Corporation, as a representative of the U.S. Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 750,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Managers and the U.S. Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered in the Offerings. To the extent that this option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table bears to the total number of International Shares in such table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the prospectus relating to the U.S. Offering bears to the total number of U.S. Shares in such table.


     The Company has been advised by CS First Boston Limited, on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price less a commission of $1.12 per share, and the Managers may reallow a commission of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and commission and reallowance may be changed.

     The public offering price and the aggregate underwriting discounts and commissions per share for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement Between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the offering price, the aggregate underwriting discounts and commissions per share and per share commission and realllowance to dealers will be made only upon the mutual agreement of CS First Boston Limited, on behalf of the Managers, and CS First Boston Corporation, as representative of the U.S. Underwriters, on behalf of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States and Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means, Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price less such amount agreed upon by CS First Boston Limited, on behalf of the Managers, and CS First Boston, as representative of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that (i) it has not offered or sold, and will not offer to sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as a principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to any shares of Common Stock in, from or otherwise involving the United Kingdom, and
(iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of any shares of Common Stock if the person is of a kind described in
Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended by Article 6(c) of the Financial Services Act of 1986 (Investment Advertisements) Order 1992) or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

                                    EXPERTS

     The audited consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended, and the Current Report on Form 8-K filed February 26, 1996, which includes the audited financial statements of the Company for the three year period ended December 31, 1995, have been so incorporated in reliance on the reports of Price Waterhouse LLP and BDO Seidman, LLP, independent accountants, whose reports are incorporated by reference herein, to the extent and for the periods appearing therein. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock and certain other legal matters in connection with the Offerings will be passed upon by Thompson Hine & Flory P.L.L., Cincinnati, Ohio, counsel to the Company. Certain matters relating to health care regulation will be passed upon by Reed, Smith, Shaw & McClay, Washington, D.C., special health care counsel to the Company. Cravath, Swaine & Moore, New York, New York, will pass on certain legal matters for the U.S. Underwriters and the Managers. Cravath, Swaine & Moore has from time to time represented, and may continue to represent, Omnicare in connection with certain legal matters.